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Jon Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

November 21, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.

Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments received on November 1, 2018 regarding Post-Effective Amendment No. 72 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury California Municipal Bond Fund and the Old Westbury New York Municipal Bond Fund (the “Funds”), each a new series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2018. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Post-Effective Amendment No. 73 thereto (the “Amendment”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please provide the completed fee table and expense example for each Fund in correspondence to the Staff at least one week in advance of filing the Amendment.

Response 1.	The completed fee tables and expense examples, which will be included in the Amendment, are as follows:

Old Westbury California Municipal Bond Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.45%

Other Expenses(1)	0.33%

Total Annual Fund Operating Expenses	0.78%

Less Fee Waiver(2)	(0.21)%

Total Annual Fund Operating Expenses After Fee Waiver(2)	0.57%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

(2)	The Adviser has contractually committed through October 31, 2021 to waive its advisory fees to the extent necessary to maintain the net operating expense ratio of the Fund, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short and Acquired Fund Fees and Expenses (if any), at 0.57%. This commitment may not be changed or terminated at any time before October 31, 2021 without the approval of the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual expense limitation). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$58	$185

Old Westbury New York Municipal Bond Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.45%

Other Expenses(1)	0.33%

Total Annual Fund Operating Expenses	0.78%

Less Fee Waiver(2)	(0.21)%

Total Annual Fund Operating Expenses After Fee Waiver(2)	0.57%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(2)	The Adviser has contractually committed through October 31, 2021 to waive its advisory fees to the extent necessary to maintain the net operating expense ratio of the Fund, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short and Acquired Fund Fees and Expenses (if any), at 0.57%. This commitment may not be changed or terminated at any time before October 31, 2021 without the approval of the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual expense limitation). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$58	$185

Comment 2.	Please confirm that there are no shareholder servicing fees associated with each Fund.

Response 2.	The Funds do not pay any 12b-1 shareholder distribution fees. However, the Funds pay an annual shareholder servicing fee of

0.20% of each Fund’s average daily net assets. This fee is included under the “Other Expenses” line in each Fund’s fee table.

Comment 3.	Please confirm whether the Adviser can recoup any fees that have been waived pursuant to a fee waiver agreement.

	Response 3.	The Adviser will not recoup waived fees pursuant to a fee waiver agreement.

Comment 4.	Please note that any acquired fund fees and expenses greater than 0.01% of average net assets of the applicable Fund should be included as an “Acquired Fund Fees and Expenses” line item in the “Fees and Expenses” table.

	Response 4.	We hereby confirm that the acquired fund fees and expenses are expected to be less than 0.01% of the average net assets of each Fund.

Comment 5.	Please supplementally confirm that the Registrant has considered whether each Fund’s use of derivatives and related disclosure is appropriate. Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please include in the principal investment strategies section of each Fund the specific derivatives instruments that each Fund intends to use. Please also include specified risk factors associated with a derivatives instrument.

	Response 5.	We hereby confirm that the Registrant has considered and determined that each Fund’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010). The Funds do not intend to use derivatives as a principal investment strategy and the disclosure has been revised accordingly.

Comment 6.	In the summary prospectus of each Fund, please revise the “Management of the Fund” section to include the year and month in which each portfolio manager began to manage the Fund.

	Response 6.	The registration statement has been revised accordingly.

Comment 7.	In the summary prospectus of each Fund, please consider revising the “Principal Risks – Exchange-Traded Funds Risk” section to include disclosure that an exchange-traded fund may trade at a premium or a discount, and that expenses of an exchange-traded fund may be duplicated.

	Response 7.	The registration statement has been revised accordingly.

Comment 8.	In the section entitled “Investment Restrictions – Fundamental Limitations,” please include narrative disclosure to clarify that a Fund will consider the investments of its underlying investment companies when determining a Fund’s compliance with its concentration policies.

	Response 8.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/ Jonathan Gaines
Jonathan Gaines

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